

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Mr. Scott Bengfort
Chief Executive Officer
Mondas Minerals Corporation
13983 West Stone Avenue
Post Falls, ID 83854

> **Re: Mondas Minerals Corporation**
> **PCAOB Letter**
> **File No. 333-152330**

Dear Mr. Bengfort:

We have received a PCAOB letter from Seale and Beers, CPAs notifying the Chief Accountant of the Commission that your auditor/client relationship with them has ended. Please file an Item 4.01 Form 8-K to provide the disclosures required by Item 304 of Regulation S-K to announce your change in certifying accountant. We advise you that you are required to file an Item 4.01 Form 8-K within four business days after the occurrence of the triggering event pursuant to general instruction B to Form 8-K.

In addition, you should provide Seale and Beers, CPAs with a copy of the disclosure that you have included in the Item 4.01 Form 8-K as soon as possible so they can file their letter required by Item 304(a)(3). You are required to provide them with this disclosure no later than the date you file the Form 8-K with the Commission. They should file their letter with the Commission under the Item 4.01 designation no later than 10 business days after you file the Form 8-K.

If you have any questions, please call Suying Li at (202) 551-3335 or me at (202) 551-3311.

> Sincerely,
>
>
>
> Ethan Horowitz
> Branch Chief